Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2014	2013	2012	2011	2010

Income from continuing operations	$73,399	$55,405	$50,306	$48,620	$44,851
Fixed charges	14,634	12,296	10,098	6,670	2,961
Capitalized interest	(1,506)	(932)	(130)	(45)	(117)
Income allocated to non-controlling interests	-	-	(37)	(191)	(191)
Earnings	$86,527	$66,769	$60,237	$55,054	$47,504

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	13,128	11,364	9,931	6,434	2,653
Capitalized Interest	1,506	932	130	45	117
Income allocated to non-controlling interests	-	-	37	191	191
Total fixed charges	14,634	12,296	10,098	6,670	2,961
Preferred stock dividend (excludes preferred stock redemption charge)	3,273	3,273	3,273	5,512	13,662
Total fixed charges and preferred dividends	$17,907	$15,569	$13,371	$12,182	$16,623

Ratio of earnings to fixed charges	5.91	5.43	5.97	8.25	16.04

Ratio of earnings to fixed charges and preferred dividends	4.83	4.29	4.51	4.52	2.86